Form U-6B-2 Schedule 1
Pepco Holdings, Inc. and Subsidiaries Quarter Ended March 31, 2005
	Issued during Quarter			Balance at End of Quarter
Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt	Capital Contributions Received

ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic City Electric Company	0	0	0	0	0	9,245,000(2)	0
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Energy Holding Company	*	*	*	*	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

(1) Money pool interest rate at end of quarter = 3.04%
(2) Average weighted interest rate at end of quarter = 2.92%

* Confidential treatment requested.